UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                            COMMISSION FILE NUMBER: 0-21006

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


Check One): |X|Form 10-K  |_|Form 20-F  |_|Form 11-K |_|Form 10-Q  |_|Form N-SAR
            For Period Ended:  June 30, 1999
            [] Transition  Report  on Form  10-K
            [] Transition Report on Form 20-F
            [] Transition Report on Form 11-K
            [] Transition Report on Form 10-Q
            [] Transition Report on Form N-SAR
                                 For the Transition Period Ended:_______________
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Infu-Tech, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):  910 Sylvan Avenue

City, State and Zip Code:   Englewood Cliffs, N.J.  07632

PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


              (a)   The reasons  described in  reasonable  detail in Part III of this  form  could  not be  eliminated  without  unreasonable effort or expense;
    |X|       (b)   The subject annual report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                    10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
              (c)   The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The registrant has operated without a chief financial officer for several months. The newly appointed chief financial officer is in the process of assuming that position. The absence of a chief financial officer and desire of the new chief financial officer to review the Form 10-K financial information has delayed completion of the Form 10-K.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

                 Jack Rosen                    201               567-4600
                 (Name)                     (Area Code)       (Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify reports(s). |X| Yes |_| No

     ---------------------------------------------------------------------------
     (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected  by the  earning  statements  to  be included  in the subject
         report or portion thereof?                    |X| Yes  |_| No


         The registrant expects to report a loss for the year ended June 30, 1999 of approximately $175,000, compared with net income of $196,000 in the prior year. The change from the prior year resulted primarily from reductions of revenues and increases in costs of medical and nutritional products of slightly more than $1,000,000 each, partly offset by an approximately $950,000 reduction in personnel costs, an approximately $600,000 reduction in selling, general and administrative costs, a reduction of approximately $70,000 in depreciation and amortization and an increase of approximately $190,000 in net other income.
     ---------------------------------------------------------------------------

                                 INFU-TECH, INC.
                             -----------------------
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date         September 28, 1999                   By: /s/ Jack Rosen
    -----------------------------------------        ------------------------
                                                    Jack Rosen
                                                    Chairman of the Board



                                                                               3